EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended
	August 31,		Year Ended May 31,
	2016	2015	2016	2015	2014	2013	2012 (1)
Earnings:
Income before income taxes	$1,142	$1,084	$2,740	$1,627	$3,658	$4,338	$(444)
Add back:
Interest expense, net of capitalized interest	119	68	336	235	160	82	52
Amortization of debt issuance costs	3	2	8	5	4	5	5
Portion of rent expense representative of interest factor	245	237	924	908	876	864	797

Earnings as adjusted	$1,509	$1,391	$4,008	$2,775	$4,698	$5,289	$410

Fixed Charges:
Interest expense, net of capitalized interest	$119	$68	$336	$235	$160	$82	$52
Capitalized interest	13	11	42	37	29	45	85
Amortization of debt issuance costs	3	2	8	5	4	5	5
Portion of rent expense representative of interest factor	245	237	924	908	876	864	797

	$380	$318	$1,310	$1,185	$1,069	$996	$939

Ratio of Earnings to Fixed Charges	4.0	4.4	3.1	2.3	4.4	5.3	—

(1)	Earnings for 2012 were inadequate to cover fixed charges. Additional earnings of $529 million would have been necessary to bring the ratio for this period to 1.0.